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                              June 4, 2020

       Geoffrey Williams
       General Counsel and Secretary
       Gevo, Inc.
       345 Inverness Drive South, Building C, Suite 310
       Englewood, Colorado 80112

                                                        Re: Gevo, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 21, 2020
                                                            File No. 333-238548

       Dear Mr. Williams:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed May 21, 2020

       Cover Page

   1. We note your disclosure on the prospectus cover page and on page 39 that the Series 1 units are being offered
pursuant to this prospectus at negotiated prices. Please revise to clarify that the shares
will be offered at a fixed price for the duration of the offering.
                                                        Also, revise the first
paragraph to highlight that this is a best-efforts offering with no minimum sales
condition.
 Geoffrey Williams
FirstName LastNameGeoffrey Williams
Gevo, Inc.
Comapany NameGevo, Inc.
June 4, 2020
Page 2
June 4, 2020 Page 2
FirstName LastName
Description of Capital Stock, page 24

2.       Refer to Article FIFTH, Section E of your Amended and Restated
Certificate of
         Incorporation, which identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please describe here the exclusive forum provision and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. We note in this regard that
         Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules or regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the
         Securities Act or the rules and regulations thereunder. If this provision applies to
         Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jason L. Drory, Staff Attorney, at 202-551-8342, or Joseph McCann,
Legal Branch Chief, at 202-551-6262 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Jason Day